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FOIA CONFIDENTIAL TREATMENT REQUESTED

April 21, 2025
BY EDGAR

Patrick Kuhn and Lyn Shenk
Division of Corporation Finance
Office of Trade & Services
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
Re: Costco Wholesale Corporation -- Form 10-K for the Fiscal Year Ended September 1, 2024, filed October 8, 2024 -- File No. 000-20355
Dear Mr. Kuhn and Mr. Shenk:

In response to your letter of March 19, 2025 (the “Letter”), please see the discussion below, which corresponds to the paragraph in your letter.
Form 10-K for the Fiscal Year Ended September 1, 2024
Business
Membership, page 6
1.You disclose your membership renewal rate is a trailing calculation that captures renewals during the period seven to eighteen months prior to the reporting date. Please further describe your renewal rate calculation to us, including why you use this time period.

Response:

We received a Comment Letter dated January 22, 2014, concerning our Form 10-K for the fiscal year ended September 1, 2013, filed October 16, 2013, with a similar question regarding our membership renewal rate calculation. The following response is consistent with the response to that letter (dated February 4th, 2014), as to which the staff had no follow up. Our subsequent disclosures for the past decade have been consistent, and renewal patterns were comparable during that period.

Historical data show that most members renew prior to expiration; the vast majority of those who renew late do so within six months of expiration. As such, measuring renewals only at
Confidential Treatment Requested by Costco Wholesale Corporation

[*] - Information omitted and provided under separate cover to the Staff pursuant to Rule 83 (17 C.F.R. § 200.83)

the point of expiration would not provide investors an accurate picture of our renewal activity. Memberships that have an expiration date in the six months prior to the end of our reporting period are excluded from this calculation, regardless of whether or not they have been renewed.

For example, our renewal rate calculation as of September 1, 2024, included all memberships that had expired between March 2023 and February 2024. These represented the base (i.e., denominator) of memberships used to evaluate the renewal rate. Using that same membership base, to the extent the membership has been renewed as of the most recent month-end prior to the reporting date, it is included in the renewal count used as the numerator. This calculation yields the reported renewal rate.

2.Please revise to clarify whether the membership figures in the table are as of a point in time or for a period of time.

Response:
The membership figures in the table are as of a point in time, at the end of years 2024, 2023, and 2022. We will conform our future disclosures accordingly.
3.You state membership counts include active memberships as well as memberships that have not renewed within the 12 months prior to the reporting date. Please tell us your basis for including memberships that have not renewed within the 12 months prior to the reporting date.

Response:

As noted above, a substantial number of our members renew after expiration and renewal timing can be impacted by seasonal trends, membership promotions and concentrations of new warehouse openings in a given period. Internal reports to management utilize the methodology reflected in our public filings regarding a membership count that includes members that have not renewed within the twelve months prior to the reporting date (to capture a full annual cycle). In our Forms 10-K since 2020 we have advised investors that the membership counts include those that have not renewed within the twelve months prior to the reporting date.

Management's Discussion and Analysis of Financial Conditions and Results of Operations
Results of Operations, page 25

4.Please revise to quantify factors to which changes are attributed. For example, you state the increase in net sales was attributable to an increase in comparable sales and the opening of new warehouses, partially offset by one less week of sales. As another example, you cite wage increases as impacting SG&A expenses. Please also revise to quantify impacts of changes in price and volume on revenue. Refer to Item 303(b)(2) of Regulation S-K.
Confidential Treatment Requested by Costco Wholesale Corporation

[*] - Information omitted and provided under separate cover to the Staff pursuant to Rule 83 (17 C.F.R. § 200.83)

Response:

Our 2024 Form 10-K disclosed the factors contributing to the increase in net sales as an increase in comparable sales and sales at new warehouses opened in 2023 and 2024, partially offset by the impact of one less week of sales. These drivers show the impact of changes in volume on revenue. Within the comparable sales discussion of MD&A, we also disclose that shopping frequency was the significant driver of comparable sales growth. In future filings, we will further quantify the drivers that we believe are material factors within our MD&A (acknowledging the examples you cite above for net sales and wage increases).

For the period covered by the Form 10-K we concluded that the impact of changes in prices was immaterial, except for changes in the price of gasoline, which we disclosed, along with the change in the volume of gasoline gallons sold.

Presented below for illustrative purposes is an excerpt from MD&A marked to show an example of the quantitative descriptions we intend to provide in our future filings (additions to existing language are in brackets):
Net Sales
Net sales increased $11,915 or 5% during 2024. The improvement was attributable to an increase in comparable sales [of $12,141 or 5%] and sales at new warehouses opened in 2023 and 2024 [of $4,252 or 2%], partially offset by the impact of one less week of sales in 2024 [estimated to be approximately 2%].
Notes to Consolidated Financial Statements
Note 1 - Summary of Significant Accounting Policies
Revenue Recognition, page 46

5.We note your disclosure that you derive a portion of your revenue from Citibank, including a royalty on purchases made on the co-branded card outside of Costco. Please tell us the amounts of revenue you recognized from Citibank, including such royalties, in each of the last three fiscal years and latest interim period. Please also tell us the nature and extent of any direct costs associated with this revenue. Finally, please tell us how you categorize this revenue in your table of disaggregated revenue in Note 11 on page 62.

Response (dollars in millions):
Under our Citibank, N.A. Co-Branded Credit Card Agreement, Citibank remitted to Costco revenues that totaled [*] in 2024, 2023 and 2022 and [*] during the first half of 2025.
Direct costs associated with the agreement consisted of funds the Company contributed to cover a portion of the rebate that cardholders receive. These amounts totaled [*] in 2024, 2023 and 2022 and [*] during the first half of 2025 and are reflected within revenue in
Confidential Treatment Requested by Costco Wholesale Corporation

[*] - Information omitted and provided under separate cover to the Staff pursuant to Rule 83 (17 C.F.R. § 200.83)

accordance with revenue-recognition guidance. These amounts include adjustments to the estimated breakage associated with the redemption of the rebate that cardholders earn, as disclosed in Note 1 to our financial statements. [*]
Revenues related to the agreement are disclosed within the Warehouse Ancillary and Other Businesses line in the Disaggregated Revenue table in Note 11, similar to where we categorize other revenues that are not directly associated with our core merchandise categories or that have an immaterial impact on net sales.

Please contact me if you have any questions or further comments.
Sincerely,

COSTCO WHOLESALE CORPORATION

/s/ GARY MILLERCHIP________________
Gary Millerchip Executive Vice President and Chief Financial Officer

Confidential Treatment Requested by Costco Wholesale Corporation
C-004
[*] - Information omitted and provided under separate cover to the Staff pursuant to Rule 83 (17 C.F.R. § 200.83)